Exhibit 99.58

VOX PROVIDES CORPORATE UPDATE & ANNOUNCES UPCOMING MARKETING INITIATIVES

Toronto, Canada – June 30, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide a number of corporate updates to its shareholders.

Silicon Review Award

The Company is pleased to announce that it has been named one of the 50 fastest growing companies of 2021 by The Silicon Review.

Kyle Floyd, Chief Executive Officer stated: “Thanks to the Silicon Review for awarding Vox as one of the 50 fastest growing companies of the year, alongside some of the fastest growing technology businesses globally. It is a tremendous testament to our team's hard work and dedication to create disruptive intellectual property advantages in the mining royalty sector.”

Chief Investment Officer Appointment

The Company is pleased to announce the appointment of Spencer Cole to the position of Chief Investment Officer, effective the date hereof. Spencer Cole was co-founder of the Mineral Royalties Online royalty database with Riaan Esterhuizen, which Vox acquired prior to its May 2020 listing transaction on the TSX Venture Exchange.

Mr. Cole has spent over 10 years at BHP, South32 and UBS Investment Bank in a wide range of commercial and technical mining roles. Spencer holds a Masters of Engineering (Mining Engineering) from Queen’s University in

Ontario and a Bachelor of Commerce from the University of Melbourne.

Kyle Floyd, Chief Executive Officer stated: “I want to congratulate Spencer Cole on his appointment to Chief Investment Officer of the Company. Spencer has been an instrumental member of the Vox team during a tremendous period of growth, and as EVP North America he helped the Company increase its royalty portfolio by over 40 royalties across 21 deals, raise over C$30M in equity financing and achieve independent research coverage from 3 brokers.”

Marketing Initiatives

The Company is pleased to announce that it has entered into an agreement for services (the “Agreement”) with Rose & Company (“Rose & Co.”), effective July 1, 2021, pursuant to which Rose & Co. will provide certain institutional market advisory and related services to the Company in accordance with TSX Venture Exchange policies. The Agreement has an initial term of four months, and, unless terminated by either party, will renew automatically for successive three-month periods. Rose & Co. will be paid US$7,500 monthly pursuant to the Agreement out of the Company’s cash on hand. Rose & Co. will not receive any shares or options as compensation for the arrangement and does not hold any interest, directly or indirectly, in Vox or its securities. Rose & Co. has offices in New York and

London. Rose & Co.’s New York office is located at 610 Fifth Avenue, Suite 308, New York, NY, 10020.

The Company is also pleased to announce that in the upcoming months, Vox management will be participating in the following in-person conferences:

-	Precious Metals Summit Beaver Creek – September 8th to 11th; and

-	Explorer & Developer Forum at the 2021 Gold Forum Americas – September 12th to 15th.

Vox management looks forward to engaging with investors and royalty holders at these in-person conferences and via regular virtual outreach over the coming months.

Normal Course Issuer Bid

As previously announced on November 17, 2020, the Company has received approval from the TSX Venture Exchange to conduct a Normal Course Issuer Bid (“NCIB”) for its ordinary shares through November 18, 2021. The Company is pleased to announce that it has appointed Independent Trading Group (ITG), Inc. as its broker to assist with purchases pursuant to the NCIB with effect from the date hereof.

Option Grants

As part of its ordinary course annual management performance reviews, the Company has granted an aggregate of 176,734 restricted share units (“RSU”) to officers and employees of Vox. The RSUs vest ¼ on each of December 31, 2021, June 30, 2022, December 31, 2022, and June 30, 2023. Each RSU entitles the holder to receive one ordinary share of the Company. The Company has reserved up to 176,734 ordinary shares for issuance on the exercise of the RSUs.

The Company has also granted an aggregate of 799,826 stock options to officers and employees of Vox. The stock options have an exercise price of $3.25 per share, have a five-year term from the date of grant and vest ¼ on each of December 31, 2021, June 30, 2022, December 31, 2022, and June 30, 2023. The Company has reserved up to 799,826 ordinary shares for issuance on the exercise of the stock options.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Vox’s ability and intention to purchase its ordinary shares pursuant to a normal course issuer bid.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: regulatory restrictions and the requirement for regulatory approvals; the impact of the COVID-19 pandemic. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.